UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 15, 2005

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

“BBVA, S.A.”, pursuant to the provisions of article 82 of the Spanish
Market Act, proceeds by means of the present document to notify the following:

                               RELEVANT EVENT

Further to the relevant event published on June 30, 2005, BBVA announces that today the Bank of Italy communicated that, in the event that at the end of the current public offer,  BBVA understands that it can exercise effective control over Banca Nazionale del Lavoro, S.p.A. (BNL), through a participation equal to or lower than 50% of the ordinary share capital, the Bank of Italy will verify the possibility of exercising such effective control in view of the result of the public offer. The Bank of Italy has not indicated a specific time frame in which it will carry out such verification, noting that “it will take into consideration the necessity of a quick resolution of the verification process”.

On this day, Bank of Italy has also authorised BBVA to acquire, always in the context of the public offer, a participation not greater than 30% of the ordinary share capital of BNL.

The proposed exchange offer for BNL shares described herein is not being made and will not be made, directly or indirectly, in or into the United States,
Canada, Japan, Australia, or any other jurisdiction in which any such exchange offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations.  BBVA will not be permitted to accept any tenders made from any of the foregoing jurisdictions.

No offer to purchase or sell securities described herein is being made, or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of
America and any offer described herein will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United
States. The BBVA securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: July 15, 2005	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.